Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a reported basis for the periods indicated. Earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and costs related to retiring certain debt early. We have calculated the ratio of earnings to fixed charges by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges.

	Year Ended December 31,										Nine Months Ended September 30,
	2011		2012		2013		2014		2015		2015		2016
	(in thousands)
Net Income	$52,606		$120,698		$172,521		$221,349		$233,315		$169,772		$253,484
Interest expense (1)	86,899		106,096		92,048		126,869		183,208		122,173		128,685
Income before fixed charges	$139,505		$226,794		$264,569		$348,218		$416,523		$291,945		$382,169

Capitalized interest	$139		$240		$190		$—		$3,701		$1,945		$4,765
Interest expense (1)	86,899		106,096		92,048		126,869		183,208		122,173		128,685
Total fixed charges	$87,038		$106,336		$92,238		$126,869		$186,909		$124,118		$133,450
Earnings / fixed charge coverage ratio	1.6	x	2.1	x	2.9	x	2.7	x	2.2	x	2.4	x	2.9	x

(1)	Includes interest refinancing costs, gains and losses on refinancing and amortization of deferred financing costs.